UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13A-16 OR 15D-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2009

Commission File Number:  001-32520

ARIES MARITIME TRANSPORT LIMITED

(Translation of registrant's name into English)

18 Zerva Nap. Str.
166 75 Glyfada
Athens, Greece

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [x]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Aries Maritime Transport Limited (the "Company") has entered into a non-binding letter of intent with Grandunion, Inc., a company controlled by Michael Zolotas and Nicholas Fistes, that contemplates, among other things, the acquisition of three Capesize drybulk carriers with an approximate net asset value of $36.0 million in exchange for 15,977,778 newly issued shares of the Company, and a change of control of the Company's Board of Directors. See Schedule 1 to this report for further information concerning these three Capesize drybulk carriers.

Upon closing the transaction, Mr. Fistes would serve as the Chairman of the Board of Directors, and Mr. Zolotas would serve as a member of the Board and President of the Company.  Grandunion would also designate the Chief Financial Officer of the Company and four out of seven members of the Board (including Messrs. Fistes and Zolotas).

The letter of intent is subject to a number of conditions, including (a) the receipt of a commitment letter from an investment bank for a fully underwritten private issuance of $145.0 million aggregate principal amount of 7% Senior Unsecured Convertible Notes due 2014 (the "Notes"), convertible into common shares at a conversion price of $0.75 per share, and the proceeds of which would be used primarily to fund vessel acquisitions and partially repay existing indebtedness; and (b) obtaining certain amendments to the Company's existing senior credit facility.

The letter of intent obligates the parties to negotiate in good faith, but does not obligate them to complete definitive agreements or to close the transaction.  The letter of intent provides for a binding 60-day exclusivity period, during which Grandunion may complete due diligence and the Company and Grandunion may negotiate definitive agreements, and a $3,000,000 break-up fee payable to Grandunion if the Company accepts an offer from a third party during the exclusivity period and enters into a definitive agreement with that party.  The exclusivity period will terminate if Grandunion is unable to procure a signed commitment letter within 15 days of the date of the letter of intent to fully underwrite the $145.0 million in principal amount of the Notes and within 30 days of the date of the letter of intent a firm commitment from the Company's syndicate of lenders to make certain amendments to the Company's existing credit facility.   The letter of intent may also be terminated if no definitive agreement has been entered into by August 31, 2009.

The letter of intent provides that the exclusivity period will be automatically extended if the parties sign a definitive agreement, which shall contain customary "superior proposal" provisions and break-up fees.

The letter of intent provides that any definitive agreement would be subject, among other things, to customary closing conditions, to the execution of ancillary agreements and to:

•	Entry by the Company's principal shareholder into a voting agreement in Grandunion's favor; and

•	Transfer by Grandunion to the Company's principal shareholder of 2,666,667 common shares in consideration of the principal shareholder's entry into a voting agreement.

Forward-Looking Statements

This Report on Form 6-K includes "forward-looking statements" within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995.  Forward-looking statements in this Report on Form 6-K include matters that involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially from results expressed or implied by this Report on Form 6-K.  Actual results may differ due to factors such as material adverse events affecting either the Company or Grandunion or the ability of either of the Company or Grandunion to satisfy the conditions to completion of the transactions.  The Company and Grandunion are not obligated to enter into a definitive agreement and the change of control transaction described in this Report on Form 6-K may never occur.  The Company undertakes no obligation and does not intend to update these forward-looking statements to reflect events or circumstances occurring after the date of this Report on Form 6-K.  You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this Report on Form 6-K.  All forward-looking statements are qualified in their entirety by this cautionary statement.

SCHEDULE 1

Vessel	Type	Built	DWT	Charterer	T/C Expiry	Net T/C Rate
Yiosonas	Capesize	1992	135,364	Deiulemar	Apr-17	$12,588

Nike	Capesize	1995	151,738	TMT	Feb-15	$29,450, plus 50/50 profit share

Grand Mirsinidi	Capesize	1993	172,972	TMT	Jun-10	$27,075

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ARIES MARITIME TRANSPORT LIMITED (registrant)

Dated: June 24, 2009
	By:	/s/ Jeffrey Owen Parry
Name: Jeffrey Owen Parry
Title: Chief Executive Officer

SK 23248 0002 1007866